                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          AMERICAN VANGUARD CORPORATION
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    030371108
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                                 (CUSIP Number)


                               Glenn A. Wintemute
                      4695 MacArthur Boulevard, Suite 1250
                             Newport Beach, CA 92660
                                 (949) 260-1200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 28, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6
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CUSIP No. 030371108               SCHEDULE 13D

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 1.      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         GLENN A. WINTEMUTE AND PATRICIA L. WINTEMUTE,
         CO-TRUSTEES OF THE WINTEMUTE LIVING TRUST U/T/A 5/24/01
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 2.      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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 3.      SEC Use Only


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 4.      Source of Funds (See Instructions)

         N/A
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 5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

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 6.      Citizenship or Place of Organization

         USA
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                              7.       Sole Voting Power

                                       362,050 SHARES OF COMMON STOCK*
       Number of            ----------------------------------------------------
         Shares               8.       Shared Voting Power
      Beneficially
       Owned by                        -0-
         Each               ----------------------------------------------------
       Reporting              9.       Sole Dispositive Power
        Person
         With                          362,050 SHARES OF COMMON STOCK*
                            ----------------------------------------------------
                             10.       Shared Dispositive Power

                                       -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         362,050 SHARES OF COMMON STOCK*
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12.      Check if the Aggregate Amount In Row (11)
         Excludes Certain Shares (See Instructions)                          [ ]

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13.      Percent of Class Represented By Amount In Row (11)

         12.6% OF SHARES OF COMMON STOCK
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14.      Type of Reporting Person (See Instructions)

         OO
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*   Includes 13,443 shares of Common Stock held by Mr. Wintemute's minor child for whom he is a trustee. Also includes 2,210 shares of Common Stock currently held in the name of Glenn A. Wintemute, which is intended to be transferred to the Wintemute Living Trust u/t/a 5/24/01 for estate planning purposes.

CUSIP No. 030371108               SCHEDULE 13D

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        Glenn A. Wintemute and Patricia L. Wintemute, Co-Trustees of the
Wintemute Living Trust u/t/a 5/24/01 (hereinafter sometimes referred to as the "Reporting Persons"), hereby amend the report on Schedule 13D filed on or about November 9, 1983 (the "Original Statement") (filed by Glenn A. Wintemute and Herbert A. Kraft), the Amendment No. 1 to the Original Statement filed on or about November 21, 1984 (the "First Amendment") (filed by Glenn A. Wintemute and Herbert A. Kraft), and the Amendment No. 2 to the Original Statement filed on or about May 24, 1985 (the "Second Amendment") (filed by Glenn A. Wintemute and Herbert A. Kraft).

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D (this "Statement") relates to the common stock, $.10 par value per share (the "Common Stock"), of American Vanguard Corporation (the "Company"). The Company's principal executive offices are located at 4695 MacArthur Boulevard, Suite 1250, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Glenn A. Wintemute and Patricia L. Wintemute

        (b) Mr. Wintemute's business address is 4695 MacArthur Boulevard, Suite 1250, Newport Beach, California 92660. Mrs. Wintemute is retired.

        (c) Mr. Wintemute is the Co-Chairman of the Board of Directors of the Company. Mrs. Wintemute is retired.

        (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. and Mrs. Wintemute are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Statement relates to the disposition by Glenn A. Wintemute of 225,000 shares of Common Stock at $13.60 per share. Goldsmith & Harris Incorporated acted as the selling agent on behalf of Mr. Wintemute to effect the sale, and in exchange received $0.20 per share. The sale was made in connection with the Prospectus dated June 14, 2001 and the Prospectus Supplement dated June 28, 2001 (collectively, the "Prospectus") related to the Company's Registration Statement on Form S-3, Registration No. 333-62612 (the "Registration Statement").


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CUSIP No. 030371108               SCHEDULE 13D

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        In addition, this Statement is intended to reconcile material acquisitions and dispositions, if any, made by the Reporting Persons prior to this Statement but subsequent to the Second Statement. After the Second Amendment but prior to this Statement, the Reporting Persons have not made any acquisitions of securities of the Company which, as a result of such acquisition, resulted in a material increase of the Reporting Persons' percentage beneficial ownership interest of the Common Stock of the Company. After the Second Amendment but prior to this Statement, the Reporting Persons made dispositions in the aggregate of approximately 405,519 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

        Except as disclosed in this Statement, the Reporting Persons do have any current plan or proposal that relates to or would result in matters described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b):

                           Number of      Percentage of      Number of       Number of       Number of       Number of
                             Shares          Shares         Shares with     Shares with     Shares with     Shares with
                          Beneficially    Beneficially      Sole Voting    Shared Voting   Sole Power of    Shared Power
  Reporting Person          Owned           Owned(1)           Power           Power        Disposition    of Disposition
  ----------------        ------------    -------------     -----------    -------------   -------------   --------------
Glenn A. Wintemute          362,050          12.6%            362,050           -0-           362,050            -0-
and Patricia L.
Wintemute,
Co-Trustees of the
Wintemute Living
Trust u/t/a
5/24/01(2)

-----------------
(1) Figures based on 2,870,274 shares of Common Stock outstanding.

(2) Figures include 13,433 shares of Common Stock held by Glenn A. Wintemute's minor child for whom is a trustee. Figures also include 2,210 shares of Common Stock currently held in the name of Glenn A. Wintemute, which is intended to be transferred to the Wintemute Living Trust u/t/a 5/24/01 for estate planning purposes.

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CUSIP No. 030371108               SCHEDULE 13D

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(c) On June 28, 2001, Glenn A. Wintemute sold 225,000 sold shares of Common
    Stock at $13.60 per share. Goldsmith & Harris Incorporated acted as the selling agent on behalf of the Reporting Persons to effect the sale, and in exchange received $0.20 per share. The sale was made in connection with the Prospectus related to the Registration Statement.

    On or about July 16, 2001, Glenn A. Wintemute sold 10,000 shares of Common Stock of the Company to Eric G .Wintemute, his son (who is also the President, CEO and a Director of the Board of Directors of the Company).

    On or about July 16, 2001 and July 25, 2001, Glenn A. Wintemute transferred an aggregate of 359,840 shares of Common Stock of the Company to the Wintemute Living Trust u/t/a 5/24/01 for estate planning purposes.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons are not currently parties to any contract, arrangement, understanding, or relationship with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Pursuant to Rule 13d-2(e), this Statement contains a restatement of the text of the Original Statement, the First Amendment and the Second Amendment, which are attached hereto as exhibits as follows:

     1. Original Statement

     2. First Amendment

     3. Second Amendment


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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 29, 2001                   /s/ GLENN A. WINTEMUTE
                                            ------------------------------------
                                                Glenn A. Wintemute
                                                CO-TRUSTEE OF THE WINTEMUTE
                                                LIVING TRUST U/T/A 5/24/01


                                            /s/ PATRICIA L. WINTEMUTE
                                            ------------------------------------
                                                Patricia L. Wintemute
                                                CO-TRUSTEE OF THE WINTEMUTE
                                                LIVING TRUST U/T/A 5/24/01


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                                 EXHIBIT INDEX
   Exhibit
     No.                  Description
  ---------              -------------------
     1.                   Original Statement

     2.                   First Amendment

     3.                   Second Amendment